Exhibit 99.1

FOR IMMEDIATE RELEASE

RadNet Completes the Previously Announced Acquisition of Imaging Centers in Northern New Jersey from Progressive Health

LOS ANGELES, Calif., December 3, 2010 – RadNet, Inc. (NASDAQ: RDNT), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 198 fully-owned and operated outpatient imaging centers, today reported it has completed the previously announced acquisition of five imaging centers in Northern New Jersey and a 50% equity interest in a sixth center from Progressive Health, LLC and certain affiliates and related entities.

During the third quarter of 2010, the Company executed a definitive agreement to acquire substantially all of the New Jersey businesses of Progressive Health, LLC and related entities.  The facilities located in Englewood Cliffs, Union City, Hackensack, Bloomfield, Englewood and Rutherford operate a combination of MRI, CT, ultrasound, mammography, x-ray and other related modalities.  Included with the purchase, we acquired a 50% ownership interest in the Rutherford facility.

In connection with the acquisition, the two managing principals of Progressive Health have assumed key management roles in RadNet’s New Jersey operations.  William Farrell has become RadNet’s Senior Vice President of New Jersey Operations, and Robert Farrell has become RadNet’s Senior Vice President and Northeast Development Officer.  The operational management of the six Progressive Health facilities will be consolidated with those of the 11 New Jersey facilities RadNet has acquired since the beginning of 2009.

“We are very excited to welcome the many outstanding employees of Progressive Health into the RadNet organization.  In particular, I am very pleased that Bill and Bob Farrell have assumed key responsibilities within our New Jersey and Northeast operations.   We look forward to working with them to continue to build our presence in these regions,” said Dr. Howard Berger, President and Chief Executive Officer of RadNet.

About RadNet, Inc.

RadNet, Inc. is a national market leader providing high-quality, cost-effective diagnostic imaging services through a network of 198 fully-owned and operated outpatient imaging centers.  RadNet’s core markets include California, Maryland, Delaware, New Jersey and New York.  Together with affiliated radiologists, and inclusive of full-time and per diem employees and technicians, RadNet has a total of approximately 4,300 employees.  For more information, visit http://www.radnet.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Specifically, statements concerning the Company’s ability to successfully integrate acquired operations, achieve cost savings,  and receive third-party reimbursement for diagnostic imaging services, are forward-looking statements within the meaning of the Safe Harbor. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause the Company's actual results to differ materially from the statements contained herein. Further information on potential risk factors that could affect the Company's business and its financial results are detailed in its most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Undue reliance should not be placed on forward-looking statements, especially guidance on future financial performance, which speaks only as of the date they are made. The Company undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

CONTACTS:

RadNet, Inc.
Mark Stolper, 310-445-2800
Executive Vice President and Chief Financial Officer

Alliance Advisors, LLC
Alan Sheinwald, President
914-669-0222
asheinwald@allianceadvisors.net